

REPUBLIC OF RWANDA

Kigali 19 MAR 2020
N° 366/CAB.M/020

MINISTRY OF INFRASTRUCTURE
E-mail: info@mininfra.gov.rw
P.O. Box 24 KIGALI

Mr. Paul Klahn, Chief Executive Officer
Mr. Peter Muller, Chief Technology Officer
Vuba Corp
1440 Newport Rd.,
Colorado Springs, CO 80916 USA

Dear Messrs. Klahn and Muller,

RE: Feasibility Study Funding of the Kigali Personal Rapid Transit Project

Reference is made to the Kigali Personal Rapid Transit ("PRT") Pre-Feasibility Study received in June 2019. The Technical Committee comprised of several government institutions including Ministry of Infrastructure ("MININFRA"), Ministry of Environment, Ministry of ICT, and Rwanda Development Board ("RDB") reviewed and approved the study.

This letter therefore serves to request Vuba to commence the Feasibility Study as soon as possible. The expected timeline to complete the Feasibility Study is one year from the time this letter is signed with an estimated total cost of $1,000,000. The terms of reference for the Feasibility Study (revised per the Technical Committee's comments) were reviewed and found acceptable.

Further reference is made to the Letter of Intent dated January 31, 2019, Vuba Corp and Government of Rwanda ("GOR") represented by RDB agreed that the evaluation, negotiation, and implementation of this project to be conducted as provided for in Law No.14/2016 of 02/05/2016 Governing Public Private Partnerships (the "PPP Law").

During the meeting held with Vuba on March 12, 2020 and chaired by the Minister of Infrastructure and attended by the Minister of ICT, the Director General of Rwanda Utilities Regulatory Authority ("RURA"), and the Deputy Chief Executive Officer of RDB. it was agreed that;

a) GOR would help secure funding for 50% of the costs of the Feasibility Study which will contribute to Government's equity in Vuba Corp,

b) Vuba would commence the Feasibility Study as soon as possible, and

c) the Technical Committee would work on a proposed shareholder structure whereby Rwandan entities would make additional investments in Vuba Corp and in return hold equity stakes in Vuba Corp.

As indicated above, the realization of a city-wide PRT system in Kigali has broad support within GOR. Please do not hesitate to contact us if we can be of further assistance.

Sincerely,



Claver GATETE
Minister of Infrastructure

Cc:
- Hon. Minister of ICT and Innovation
- CEO/RDB
- DG/RURA
- Mayor/CoK
- Permanent Secretary/ MININFRA
  KIGALI